Filed by Forest Laboratories, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Forest Laboratories, Inc.

Form S-4 File No.: 333-194781

Set forth below is an e-mail message and attachment that was made available to employees of Forest Laboratories, Inc. on June 12, 2014:

Please see the attached announcement from Bob Bailey, SVP, Chief Legal Officer, Forest; Deb Penza, Chief Compliance Officer, Actavis; Joe Zimmerman, SVP Chief of Compliance, Forest; Todd Joyce, CFO, Actavis; Karen Ling, SVP, Chief Human Resources Officer, Forest; and Charlie Mayr, Chief Communications Officer, Actavis

*            *             *            *            *            *             *            *            *             *            *

DATE:	June 12, 2014
TO:	All Actavis and Forest Employees
FROM:	Bob Bailey, SVP, Chief Legal Officer, Forest
Deb Penza, Chief Compliance Officer, Actavis
Joe Zimmerman, Chief Compliance Officer, Forest
Todd Joyce, CFO, Actavis
Karen Ling, SVP, Chief Human Resources Officer, Forest
Charlie Mayr, Chief Communications Officer, Actavis
RE:	Proposed Senior Leadership of Global Functions

We are pleased to announce the senior leadership teams of our Legal, Compliance, Finance, Human Resources and Corporate Affairs Global Functions. These appointments will take effect after the completion of the acquisition. Additional organizational announcements will be made in the future. While we are announcing this structure today to facilitate integration planning, all employees of both companies will continue in their present roles until the close.

Legal

We are pleased to announce the management teams that will lead the Legal functions of the combined Actavis and Forest organization following the close of the acquisition later this year. With a larger and more complex global specialty pharmaceutical company resulting from the combination of our companies, this structure will ensure that we are able to continue to provide legal support seamlessly at close, and that we operate our global business to the highest levels of compliance at all times. The following individuals will report to Bob Bailey.

Within our Legal organization, John Duff will manage all litigation, with the exception of those pertaining to intellectual property (IP) matters. Amy Hulina will manage IP-related matters, including IP litigation involving our generic and brand products. Lynne Bolduc will manage legal support to our branded pharmaceuticals business, and Sheldon Hirt will manage legal support to our generics and international commercial businesses, as well as operations and key corporate functions. Kira Schwartz will manage legal support for our licensing and M&A transactions, plus support of our alliance management function. Donna Hughes will manage legal support for our businesses and human resources organization on labor and employment matters.

Compliance

We are pleased to announce the management teams that will lead the Compliance functions of the combined Actavis and Forest organization following the close of the acquisition later this year. With a larger and more complex global specialty pharmaceutical company resulting from the combination of our companies, this structure will ensure that we are able to provide compliance support seamlessly at close, and that we continue to operate our global business to the highest levels of business ethics and integrity at all times.

Our compliance organization will be jointly led by Deborah Penza and Joseph Zimmerman. Within Deborah’s organization, which has a general purview of Global Generics and International Brands, Lynne Baxter will oversee the management of our corporate records program. Michael Clarke will have responsibility for ethics and compliance in Latin & South America as well as for supporting the generics business. Kersten Schmahl will have responsibility for ethics and compliance within our European, Middle Eastern and Asia Pacific and Africa regions. Donna Wesbecker will be responsible for the management of compliance matters related to global aggregate spend capture and transparency reporting. Paul Curtin will have responsibility for our combined global R&D compliance efforts.

In Joseph’s organization, James Barber will be responsible for the management of compliance-related global investigations. Germaine Lacqua will manage commercial compliance activities related to our North American Brands business. Jennifer Neuenhoff will have responsibility for our risk management, and auditing and monitoring activities. Katherine LaBauve will be responsible for providing shared operations support for both compliance functions.

Finance

With annual revenues of approximately $15 billion, and operations in more than 60 countries, an efficient and effective Finance function is critical to capturing the value of the combination of Actavis and Forest. The following individuals will lead key functions across our global Finance organization, following the close of the Forest acquisition.

Rita Weinberger will assume a new role supporting the North American Brands organization. Todd Branning will lead the finance team supporting the North American Generics, International and the Anda organization. Michael Nofi will assume responsibility for the Internal Audit function at the end of the year. Until then, both Michael and Philippe Attias will continue in their current roles to complete the year end activities for both companies to ensure a smooth transition.

Human Resources

Upon close, the combination of Actavis and Forest will have approximately 25,000 employees around the world. Harmonizing our compensation and benefits, HR policies and HR programs; ensuring that we develop, retain and attract the best talent; and creating a great place to work as a larger company, will be the responsibility of the team led by Karen Ling. The following individuals represent the senior leadership of Karen’s organization.

Corporate Affairs

The Corporate Affairs organization is responsible for communicating the value of the combined business, and demonstrating the power of this combination to all internal and external audiences, including employees, shareholders, consumers, business partners and state, federal and international governmental bodies, and with representing our Company to key organizations through our corporate responsibility initiatives.

The previously combined Forest Professional Relations group and Government Affairs will be restructured, with Forest Government Affairs being combined with Actavis Government Affairs. The Actavis Corporate Responsibility and Corporate Giving functions will be combined with the Forest Professional Relations group as part of this structure under the title of Healthcare Alliance Development. This function is critical to ensuring we are represented with key disease and patient interest organizations and participating in U.S. and international strategic corporate giving opportunities. The following leaders of these functions will report to Charlie Mayr.

Business as Usual

With these announcements, we are providing clarity as to the initial organization of what will be a much larger and more complex global company. We would encourage all employees to refrain from speculation regarding leadership of individual teams or divisions, as these announcements will be communicated over the next several weeks.

It is important to remember that until close, Actavis and Forest will continue to operate as separate companies, and competitors, focused on continuing to grow our respective businesses and deliver the financial results we have promised to our shareholders; continuing to deliver the highest quality products, with the best service to our customers; and continuing to focus on improving all that we do.

Important Information for Investors and Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger between Actavis and Forest, Actavis has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 containing a joint proxy statement of Actavis and Forest that also constitutes a prospectus of Actavis. The registration statement was declared effective by the SEC on May 2, 2014. Each of Actavis and Forest has mailed to its stockholders or shareholders the proxy statement/prospectus. In addition, each of Actavis and Forest has filed and will file with the SEC other documents with respect to the proposed transaction. INVESTORS AND SECURITY HOLDERS OF ACTAVIS AND FOREST ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the definitive joint proxy statement/prospectus and other documents filed with the SEC by Actavis and Forest through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Actavis will be available free of charge on Actavis’ internet website at www.actavis.com or by contacting Actavis’ Investor Relations Department at (862) 261-7488. Copies of the documents filed with the SEC by Forest will be available free of charge on Forest’s internet website at www.frx.com or by contacting Forest’s Investor Relations Department at (212) 224-6713.

Participants in the Merger Solicitation

Actavis, Forest, their respective directors and certain of their executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the Actavis and Forest shareholders in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. Information about the directors and executive officers of

Forest is set forth in its proxy statement for its 2013 annual meeting of stockholders, which was filed with the SEC on July 8, 2013 and certain of its Current Reports on Form 8-K. Information about the directors and executive officers of Actavis is set forth in its proxy statement for its 2014 annual meeting of shareholders, which was filed with the SEC on March 28, 2014 and certain of its Current Reports on Form 8-K. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the joint proxy statement/prospectus filed with the above-referenced registration statement on Form S-4 and other relevant materials to be filed with the SEC when they become available.

Actavis Cautionary Statement Regarding Forward-Looking Statements

Statements contained in this communication that refer to Actavis’ estimated or anticipated future results, including estimated synergies, or other non-historical facts are forward-looking statements that reflect Actavis’ current perspective of existing trends and information as of the date of this communication. Forward looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “should,” “estimate,” “expect,” “forecast,” “outlook,” “guidance,” “intend,” “may,” “might,” “will,” “possible,” “potential,” “predict,” “project,” or other similar words, phrases or expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the Forest acquisition, including future financial and operating results, Actavis’ or Forest’s plans, objectives, expectations and intentions and the expected timing of completion of the transaction. It is important to note that Actavis’ goals and expectations are not predictions of actual performance. Actual results may differ materially from Actavis’ current expectations depending upon a number of factors affecting Actavis’ business, Forest’s business and risks associated with acquisition transactions. These factors include, among others, the inherent uncertainty associated with financial projections; restructuring in connection with, and successful closing of, the Forest acquisition; subsequent integration of the Forest acquisition and the ability to recognize the anticipated synergies and benefits of the Forest acquisition; the ability to obtain required regulatory approvals for the transaction (including the approval of antitrust authorities necessary to complete the acquisition), the timing of obtaining such approvals and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction; the ability to obtain the requisite Forest and Actavis shareholder approvals; the risk that a condition to closing of the Forest acquisition may not be satisfied on a timely basis or at all; the failure of the proposed transaction to close for any other reason; risks relating to the value of the Actavis shares to be issued in the transaction; the anticipated size of the markets and continued demand for Actavis’ and Forest’s products; the impact of competitive products and pricing; access to available financing (including financing for the acquisition or refinancing of Actavis or Forest debt) on a timely basis and on reasonable terms; the risks of fluctuations in foreign currency exchange rates; the risks and uncertainties normally incident to the pharmaceutical industry, including product liability claims and the availability of product liability insurance on reasonable terms; the difficulty of predicting the timing or outcome of pending or future litigation or government investigations; periodic dependence on a small number of products for a material source of net revenue or income; variability of trade buying patterns; changes in generally accepted accounting principles; risks that the carrying values of assets may be negatively impacted by future events and circumstances; the timing and success of product launches; the difficulty of predicting the timing or outcome of product development efforts and regulatory agency approvals or actions, if any; market acceptance of and continued demand for Actavis’ and Forest’s products; costs and efforts to defend or enforce intellectual property rights; difficulties or delays in manufacturing; the availability and pricing of third party sourced products and materials; successful compliance with governmental regulations applicable to Actavis’ and Forest’s facilities, products and/or businesses; changes in the laws and regulations affecting, among other things, pricing and reimbursement of pharmaceutical products; changes in tax laws or interpretations that could increase Actavis’ consolidated tax liabilities; the loss of key senior management or scientific staff; and such other risks and uncertainties detailed in Actavis’ periodic public filings with the Securities and Exchange Commission, including but not limited to Actavis plc’s Annual Report on form 10-K for the year ended December 31, 2013, Quarterly Report on form 10-Q for the quarter ended March 31, 2014 and Current Report on form 8-K filed on May 20, 2014 and from time to time in Actavis’ other investor communications. Except as expressly required by law, Actavis disclaims any intent or obligation to update or revise these forward-looking statements.

Forest Cautionary Statement Regarding Forward-Looking Statements

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, but are not limited to, statements about the benefits of the acquisition of Forest by Actavis, including future financial and operating results, Forest’s or Actavis’ plans, objectives, expectations and intentions and the expected timing of completion of the transaction. It is important to note that Forest’s goals and expectations are not predictions of actual performance. Actual results may differ materially from Forest’s current expectations depending upon a number of factors affecting Forest’s business, Actavis’ business and risks associated with acquisition transactions. These factors include, among others, the inherent uncertainty associated with financial projections; restructuring in connection with, and successful closing of, the acquisition; subsequent integration of the companies and the ability to recognize the anticipated synergies and benefits of the acquisition; the ability to obtain required regulatory approvals for the transaction (including the approval of antitrust authorities necessary to complete the acquisition), the timing of obtaining such approvals and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction; the ability to obtain the requisite Forest and Actavis shareholder approvals; the risk that a condition to closing of the acquisition may not be satisfied on a timely basis or at all; the failure of the proposed transaction to close for any other reason; risks relating to the value of the Actavis shares to be issued in the transaction; access to available financing (including financing for the acquisition or refinancing of Forest or Actavis debt) on a timely basis and on reasonable terms; the difficulty of predicting FDA approvals, the acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, the timely development and launch of new products, and the risk factors listed from time to time in Forest Laboratories’ Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and any subsequent SEC filings. Forest assumes no obligation to update forward-looking statements contained in this release to reflect new information or future events or developments.